------------
   FORM 4
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 |_|  CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR FORM 5
OBLIGATIONS MAY CONTINUE.  SEE INSTRUCTION 1(B).

OMB APPROVAL
------------
OMB Number: 3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940



(Print or Type Responses)

--------------------------------------------------------------------------------
1.      Name and Address of Reporting Person*

H&F CORPORATE INVESTORS IV (BERMUDA), L.P. (1)
--------------------------------------------------------------------------------
    (Last)                             (First)                          (Middle)

    C/O A.S. & K. SERVICES, LTD., CEDAR HOUSE, 41 CEDAR AVENUE
--------------------------------------------------------------------------------
                                    (Street)

HAMILTON              HM12              BERMUDA
--------------------------------------------------------------------------------
(City)               (State)             (Zip)

--------------------------------------------------------------------------------
2.      Issuer Name AND Ticker or Trading Symbol

        ARCH CAPITAL GROUP LTD.
          (NASDAQ-ACGL)

--------------------------------------------------------------------------------
3.      I.R.S. Identification Number of Reporting Person, if an entity
        (voluntary)

        94-3410238

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4.      Statement for Month/Day/Year

        12/16/02

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5.      If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------

6.      Relationship of Reporting Person(s) to Issuer
                             (Check all applicable)

                  [_] Director                    [X] 10% Owner


                  [_] Officer                     [_] Other
                (give title below)                (specify below)



--------------------------------------------------------------------------------
    7.    Individual or Joint/Group Filing     (Check Applicable Line)

                [_] Form filed by one Reporting Person

                [X] Form filed by More than One Reporting Person

---------------------------------------------------------------------------

      TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                        BENEFICIALLY OWNED


================================================================================

                            2A. Deemed                   4. Securities Acquired (A) 5. Amount of        6. Ownership   7. Nature of
                                Execution 3. Transaction    or Disposed of (D)         Securities          Form: Direct   Indirect
                                Date, if     Code(Instr.8)  (Instr. 3, 4 and 5)        Beneficially        (D) or         Beneficial
1. Title of   2. Transaction    any          -------------- -----------------------    Owned Following     Indirect (I)   Ownership
   Security      Date                        Code       V    Amount  (A)     Price     Reported Transactions (Instr. 4)   (Instr. 4)
   (Instr. 3)  (Month/Day/Year)(Month/Day/Year)                       or (D)           (Instr. 3 and 4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v).






FORM 4 (CONTINUED)

          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
     BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                  SECURITIES)
   -------------------------------------------------------------------------------------------------------------------------






1. Title 2. Conver- 3. Trans- 3A. Deemed 4. Trans- 5. Number 6. Date        7. Title and 8. Price of 9. Num 10. Ownership 11. Nature
   of       sion or    action     Execu-    action    of Deri-  Exercisable    Amount of    Deriv-      ber     Form of       of In-
   Deriv-   Exercise   Date       tion      Code      vative    and Expiration Under-       ative       of      Deriv-        direct
   ative    Price of   (Month/    Date,     (Instr.   Secur-    Date           lying        Security    Deriv-  ative         Benefi
   Secu-    Deriva-    Day/       if any    8)        ities     (Month         (Securities  (Instr. 5)  ative   Security:     cial
   rity     tive       Year)      (Month/   --------  Acqu-     Day/Year)      (Instr.                  Secur-  Direct        Owner-
   (Instr.  Security              Day/      Code  V   ired (A)  ---------------3 and 4)                 ities   (D) or        ship
   3)                             Year)               or Dis-   Date    Expir- --------------           Benefi- Indirect      (Instr
                                                      posed     Exer-   ation  Title   Amount           cially  (I)           4)
                                                      of (D)    cisable Date           or               Owned   (Instr. 4)
                                                      (Instr.                          Number           Following
                                                      3, 4, and 5)                     of               Reported
                                                      -----------                      Shares           Transaction(s)
                                                      (A)     (D)                                       (Instr. 4)
   ---------------------------------------------------------------------------------------------------------------------------------
Series A      (2)     12/16/02              J(3)      834,717(3)  (2)    (2)   Common  834,717  (3)   11,616,555(3)(4)  I   Partner-
Convertible                                                                    Shares                                        ship(1)
Preference
Shares
   ---------------------------------------------------------------------------------------------------------------------------------


EXPLANATION OF RESPONSES:

(1) The reporting persons are, and this Form 4 is filed on behalf of, HFCP IV (Bermuda), L.P. ("HFCP IV Bermuda"), H&F International Partners IV-A (Bermuda), L.P. ("HFIP IV-A Bermuda"), H&F International Partners IV-B (Bermuda), L.P. ("HFIP IV-B Bermuda") and H&F Executive Fund (Bermuda), L.P. ("HFEF Bermuda") (collectively, the "Reporting Persons"). H&F Investors IV (Bermuda), L.P. ("HFI IV Bermuda") is the sole general partner of each of HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF Bermuda. H&F Corporate Investors IV (Bermuda) Ltd. ("HFCI Bermuda") is the sole general partner of HFI IV Bermuda. A nine member investment committee of HFCI Bermuda ("the Investment Committee") has investment discretion over the securities. As a result, HFCI Bermuda and HFI IV Bermuda may be deemed to control HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda, HFEF Bermuda and HFI IV Bermuda. The members of the Investment Committee disclaim beneficial ownership, except to the extent of their respective indirect pecuniary interests in the issuer.

(2) Subject to certain restrictions on conversion, the Series A Convertible Preference Shares are convertible on a one-for-one basis into Common Shares at the option of the holder and are mandatorily convertible into Common Shares upon the occurrence of certain events. The conversion ratio is subject to antidilution and other adjustments.

(3) As described below, reflects the issuance of additional Series
A Convertible Preference Shares pursuant to a post-closing purchase price adjustment under the subscription agreement, dated October 24, 2001, among the Issuer and other signatories thereto (the "Subscription Agreement"). Under the Subscription Agreement, if the closing price of the Issuer's Common Shares is at least $30.00 per share for 20 out of 30 consecutive trading days, the Issuer is required to issue additional Series A Convertible Preference Shares to each purchaser such that the audited price per share is adjusted downward by $1.50 per share. On December 16, 2002, the Issuer was required to issue the above additional Series A Convertible Preference Shares pursuant to this purchase price adjustment.

(4) Includes options to purchase 1,800 Common Shares issued to John L. Bunce, Jr. and David R. Tunnell, each of whom is affiliated with the Reporting Persons, in consideration of their services as directors of the Issuer, which Common Shares are held by Messrs. Bunce and Tunnell for the benefit of the Reporting Persons.

                            H & F CORPORATE INVESTORS IV (BERMUDA) LTD.
                                /s/ Georgia Lee                       12/18/02
                         By: ----------------------------------    -------------
                             ** SIGNATURE OF REPORTING PERSON           DATE
                                Name:  Georgia Lee
                                Title: Vice President & Treasurer

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78 FF(A).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.



                           JOINT FILER INFORMATION

                                                                 Issuer &       Date of Event
        Name                Address       Designated Filer    Ticker Symbol       Requiring              Signature
                                                                                    Report
HFCP IV (Bermuda),    c/o A.S.&K.         H&F Corporate    Arch Capital Group   December 16,   HFCP IV (Bermuda), L.P.,
L.P.                  Services Ltd.       Investors IV     Ltd. (ACGL)          2002
                      Cedar House         (Bermuda) Ltd.                                       By: H&F Investors IV
IRS Identification    41 Cedar Avenue                                                            (Bermuda), L.P., its General
No.:                  Hamilton HM 12                                                             Partner
                      Bermuda
94-3410224                                                                                     By: H&F Corporate Investors
                                                                                                 IV (Bermuda) Ltd., its
                                                                                                 General Partner

                                                                                               By:  /s/ Georgia Lee
                                                                                                  --------------------------
H&F International     c/o A.S.&K.         H&F Corporate    Arch Capital Group   December 16,   H&F International Partners
Partners IV-A         Services Ltd.       Investors IV     Ltd. (ACGL)          2002             IV-A (Bermuda), L.P.,
(Bermuda), L.P.       Cedar House         (Bermuda) Ltd.
                      41 Cedar Avenue                                                          By: H&F Investors IV
IRS Identification    Hamilton HM 12                                                             (Bermuda), L.P., its General
No.:                  Bermuda                                                                    Partner

94-3410226                                                                                     By: H&F Corporate Investors
                                                                                                 IV (Bermuda) Ltd., its
                                                                                                 General Partner

                                                                                               By:  /s/ Georgia Lee
                                                                                                  --------------------------
H&F International     c/o A.S.&K.         H&F Corporate    Arch Capital Group   December 16,   H&F International Partners
Partners IV-B         Services Ltd.       Investors IV     Ltd. (ACGL)          2002             IV-B (Bermuda), L.P.
(Bermuda), L.P.       Cedar House         (Bermuda) Ltd.
                      41 Cedar Avenue                                                          By: H&F Investors IV
IRS Identification    Hamilton HM 12                                                             (Bermuda), L.P., its General
No.:                  Bermuda                                                                    Partner

94-3410228                                                                                     By: H&F Corporate Investors
                                                                                                 IV (Bermuda) Ltd., its
                                                                                                 General Partner

                                                                                               By:  /s/ Georgia Lee
                                                                                                  --------------------------
H&F Executive Fund    c/o A.S.&K.         H&F Corporate    Arch Capital Group   December 16,   H&F Executive Fund IV
IV (Bermuda), L.P.    Services Ltd.       Investors IV     Ltd. (ACGL)          2002             (Bermuda), L.P.
                      Cedar House         (Bermuda) Ltd.
IRS Identification    41 Cedar Avenue                                                          By: H&F Investors IV
No.:                  Hamilton HM 12                                                             (Bermuda), L.P., its General
                      Bermuda                                                                    Partner
94-3410229
                                                                                               By: H&F Corporate Investors
                                                                                                 IV (Bermuda) Ltd., its
                                                                                                 General Partner

                                                                                               By:  /s/ Georgia Lee
                                                                                                  --------------------------

H&F Investors IV      c/o A.S.&K.         H&F Corporate    Arch Capital Group   December 16,   H&F Investors IV (Bermuda), L.P.
(Bermuda), L.P.       Services Ltd.       Investors IV     Ltd. (ACGL)          2002
                      Cedar House         (Bermuda) Ltd.
IRS Identification    41 Cedar Avenue                                                          By: H&F Corporate Investors
No.:                  Hamilton HM 12                                                             IV (Bermuda) Ltd., its
                      Bermuda                                                                    General Partner
94-3410230
                                                                                               By:  /s/ Georgia Lee
                                                                                                  --------------------------




                                                                     Page 3 of 3